Exhibit 99.1

CANOPY GROWTH CORPORATION APPLAUDS HEALTH CANADA’S APPROACH TO CANNABIS REGULATION & COMMENTS ON OUTDOOR PRODUCTION

June 28, 2018

Smiths Falls, ON – Canopy Growth Corporation (TSX: WEED) (NYSE:CGC) (“Canopy Growth” or the “Company”) is pleased to welcome the recently announced Cannabis Regulations in support of the Cannabis Act, one of the final steps in the progression towards a national system for the regulated production, sale and consumption of quality-controlled cannabis in Canada.

The regulations, upon an initial review, present an exhaustive and sophisticated system for production and marketing, and are in-line with the Company’s expectations. They represent the culmination of years of experience gained through the medical cannabis system, and will serve Canadian patients, adult-use consumers, producers and stakeholders well as the country approaches the end of cannabis prohibition.

The Company welcomes the introduction of the micro-cultivator and micro-processor licence categories, which will bring a diverse set of participants to the cannabis market. While the Company will explore outdoor cultivation, it cautions investors that Health Canada’s application of existing security requirements upon outdoor cultivation will, based on the Company’s experience, render large-scale outdoor cultivation very difficult to establish. That, along with the operational concerns in maintaining actual physical security of such a facility, and challenges in ensuring quality control and production quality, means the Company does not foresee non-hemp Canadian outdoor production of cannabis as a medium-term viable alternative to its current production platform.

“The regulations unveiled by Health Canada continues the Canadian government’s track record of having a responsible and pragmatic approach to establishing a legal cannabis market,” commented Mark Zekulin, President & Co-CEO, Canopy Growth. “Creating these regulations is complex work and what Health Canada has achieved, while not perfect, is a testament to the professionalism of the public service and the bold vision of the Government of Canada.”

Through extensive consultations with communities and stakeholders every step of the way including existing licensed producers of all sizes, provincial and municipal governments and Indigenous organizations, Health Canada has established a world-class regulatory environment which other countries who are looking to legalize cannabis can use as a model, placing producers in good stead both in Canada and globally.

Here’s to Future Growth.

Contacts:

Media Relations

Caitlin O’Hara

Caitlin.ohara@canopygrowth.com

613-291-3239

Investor Relations

Tyler Burns

Tyler.burns@canopygrowth.com

855-558-9333 ex 122

Director:

Bruce Linton

tmx@canopygrowth.com

About Canopy Growth Corporation

Canopy Growth is a world-leading diversified cannabis and hemp company, offering distinct brands and curated cannabis varieties in dried, oil and Softgel capsule forms. From product and process innovation to market execution, Canopy Growth is driven by a passion for leadership and a commitment to building a world-class cannabis company one product, site and country at a time.

Canopy Growth has established partnerships with leading sector names including cannabis icon Snoop Dogg, breeding legends DNA Genetics and Green House seeds, and Fortune 500 alcohol leader Constellation Brands, to name but a few. Canopy Growth operates ten cannabis production sites with over 2.4 million square feet of production capacity, including over 500,000 square feet of GMP-certified production space. The Company has operations in nine countries across five continents. The Company is proudly dedicated to educating healthcare practitioners, conducting robust clinical research, and furthering the public's understanding of cannabis, and through its partly owned subsidiary, Canopy Health Innovations, has devoted millions of dollars toward cutting edge, commercializable research and IP development. Through partly owned subsidiary Canopy Rivers Corporation, the Company is providing resources and investment to new market entrants and building a portfolio of stable investments in the sector. From our historic public listing to our continued international expansion, pride in advancing shareholder value through leadership is engrained in all we do at Canopy Growth. For more information visit www.canopygrowth.com

Forward Looking Statement

This news release contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Often, but not always, forward-looking statements and information can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “estimates”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements or information involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Canopy Growth or its subsidiaries to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements or information contained in this news release. Examples of such statements include: “the Company does not foresee outdoor production of cannabis as a medium-term viable alternative to its current production platform” Risks, uncertainties and other factors involved with forward-looking information could cause actual events, results, performance, prospects and opportunities to differ materially from those expressed or implied by such forward-looking information, including regulatory rules governing various production practices, and such risks contained in the Company’s annual information form dated June 28, 2017 and filed with Canadian securities regulators available on the Company’s issuer profile on SEDAR at www.sedar.com. Although the Company believes that the assumptions and factors used in preparing the forward-looking information or forward-looking statements in this news release are reasonable, undue reliance should not be placed on such information and no assurance can be given that such events will occur in the disclosed time frames or at all. The forward-looking information and forward-looking statements included in this news release are made as of the date of this news release and the Company does not undertake an obligation to publicly update such forward-looking information or forward-looking information to reflect new information, subsequent events or otherwise unless required by applicable securities laws.